Prime Acquisition Corp. Announces Final Results of Tender Offer

Shijiazhuang, China – March 28, 2013 – Prime Acquisition Corp. (“Prime” or the “Company”) (NASDAQ: Ordinary Shares: “PACQ”, Units: “PACQU”, Warrants: “PACQW”), a special purpose acquisition company, today announced the expiration and final results of the Company’s tender offer to purchase all of its outstanding ordinary shares at a price of $10.02 per share, net to the seller in cash, without interest. The tender offer expired at 5 p.m., New York City time, on Wednesday, March 28, 2013, with 3,009,255 shares tendered.

Based upon information provided by the depositary for the tender offer, American Stock Transfer & Trust Company, as of the expiration of the tender offer, a total of 3,009,255 shares have been validly tendered and not withdrawn for a total cost of approximately $30,152,735.10. The ordinary shares accepted for purchase represent approximately 82.4% of the Company's issued and outstanding shares as of March 28, 2013. Payment for the shares accepted for purchase will be made promptly.

Advantage Proxy is acting as the information agent, and the depositary is American Stock Transfer & Trust Company. For questions and information, call the information agent toll free at (877) 870-8565.

This announcement does not constitute an offer to purchase nor a solicitation of an offer to sell ordinary shares of the Company.

About Prime Acquisition Corp.

Prime Acquisition Corp., a Cayman Islands corporation, is a special purpose acquisition company formed for the purpose of acquiring an operating business. Prime consummated its initial public offering on March 30, 2011, and generated aggregate gross proceeds of $36 million. Each unit issued in the IPO consists of one ordinary share, par value $0.001 per share, and one redeemable warrant. Each redeemable warrant entitles the holder to purchase one ordinary share at a price of $7.50. On May 25, 2011, the ordinary shares and warrants underlying the units sold in the IPO began to trade separately on a voluntary basis.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Prime Acquisition Corp., bhn S.r.l., and their combined business after completion of the proposed transaction. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Prime’s and bhn’s managements, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

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March 28, 2013

  Continued compliance with government regulations;
  Changing legislation or regulatory environments;
  Requirements or changes affecting the businesses in which bhn is engaged;
  Industry trends, including factors affecting supply and demand;
  Labor and personnel relations;
  Credit risks affecting the combined business’ revenue and profitability;
  Changes in the real estate industry;
  Bhn’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
  Changing interpretations of generally accepted accounting principles;
  General economic conditions; and
  Other relevant risks detailed in Prime’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. Neither Prime nor bhn assumes any obligation to update the information contained in this press release.

Contact Information:

At the Company

Prime Acquisition Corp.

Diana Liu

CEO

dianaliu@primeacq.com

Investor Relations

The Equity Group Inc.
Carolyne Yu	Adam Prior
Senior Associate	Senior Vice President
(212) 836-9610	(212) 836-9606
cyu@equityny.com	aprior@equityny.com